UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RESTORGENEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132G105

(CUSIP Number)

Sol J. Barer, Ph.D.
c/o RestorGenex Corporation
2150 E. Lake Cook Road, Suite 750
Buffalo Grove, Illinois 60089
(805) 229-1829

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: Sol J. Barer, Ph.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,398,371(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,398,371(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,371(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person: IN

(1)                                 Consists of:  (a) 1,011,072 shares of common stock held directly by Dr. Barer; (b) 355,699 shares of common stock issuable upon the exercise of outstanding warrants; and (c) 31,600 shares issuable upon the exercise of outstanding options which are currently exercisable or will become exercisable within 60 days hereof.

EXPLANATORY NOTE

All share and per share amounts have been adjusted to reflect the one-for-100 reverse split of outstanding common stock effective March 7, 2014.

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of RestorGenex Corporation, a Nevada corporation, formerly known as Stratus Media Group, Inc.  (the “Company”).   The address of the principal executive offices of the Company is 2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background.

(a)                                 This Schedule 13D is being filed by Sol J. Barer, Ph.D.

(b)                                 Dr. Barer’s business address is c/o RestorGenex Corporation, 2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

(c)                                  Dr. Barer is currently the Chairman of the Board of Directors of the Company. He also serves as Chairman of the Board of InspireMD, Inc., Medgenics, Inc., Centrexion Corporation, Cerecor, Inc., ContraFect Corporation and Edge Therapeutics, Inc., and as a member of the board of directors of Teva Pharamceutical Industries Ltd., Amicus Therapeutics, Inc. and Aegerion Pharmaceuticals, Inc.

(d)                                 Dr. Barer has not been convicted in a criminal proceeding in the past five years.

(e)                                  In the past five years, Dr. Barer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)                                   Dr. Barer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 9, 2013 to March 19, 2014, Dr. Barer loaned the Company an aggregate of $1,050,000 and received in exchange from the Company secured convertible promissory notes in the aggregate principal amount of $1,050,000 (collectively, the “Convertible Bridge Notes”), on such dates and in such principal amounts as follows:

•                                          On August 9, 2013, Dr. Barer received a Convertible Bridge Note in the principal amount of $500,000.

•                                          On December 19, 2013, Dr. Barer received a Convertible Bridge Note in the principal amount of $150,000.

•                                          On February 4, 2014, Dr. Barer received a Convertible Bridge Note in the principal amount of $150,000.

•                                          On March 19, 2014, Dr. Barer received a Convertible Bridge Note in the principal amount of $250,000.

By virtue of his loans to the Company, Dr. Barer purchased the Convertible Bridge Notes for face amount and used personal funds to purchase them.

On June 6, 2014, pursuant to the terms of the Convertible Bridge Notes, the Company issued to Dr. Barer upon automatic conversion of the four Convertible Bridge Notes, in accordance with their respective terms, 552,738 shares of Common Stock and warrants to purchase 355,699 shares of Common Stock at an exercise price of $2.00 per share.  The warrant is immediately exercisable and expires on June 5, 2018.

On July 24, 2014, the Company granted Dr. Barer options to purchase 123,287 shares of Common Stock at an exercise price equal to $3.92 per share in consideration for his service as Chairman of the Board of Directors of the Company.  This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on July 23, 2024.

On January 1, 2014, the Company granted Dr. Barer options to purchase 33,163 shares of Common Stock at an exercise price equal to $3.00 per share in consideration for his service as Chairman of the Board of the Company. This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on December 31, 2023.

The foregoing descriptions of the options, warrant and Convertible Bridge Notes are just summaries of the material terms thereof and do not purport to be complete and are qualified in their entirety by reference to the full text of the form of option agreement, warrant and Convertible Bridge Notes, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this Schedule 13D, and are incorporated by reference herein.

Item 4.	Purpose of Transaction.

Dr. Barer acquired the shares of Common Stock reported in this Schedule 13D for investment purposes and not for the purpose of obtaining control of the Company. Dr. Barer is the Chairman of the Board of Directors of the Company, and therefore would be deemed to be a control person with respect to the Company. Depending upon market conditions and other factors that Dr. Barer may deem material to his investment decision, he may exercise warrants or options or make additional purchases of Common Stock from time to time, or dispose of any or all of the shares of Common Stock held by him at any time, either in the open market or in private transactions.

Subject to the foregoing, and except for actions which may be considered and discussed,

taken or proposed to be taken by the Company’s Board of Directors, of which Dr. Barer is Chairman, Dr. Barer has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)                                 As of December 8, 2014, Dr. Barer beneficially owned 1,398,371 shares of Common Stock (including 355,699 shares of Common Stock issuable upon the exercise of warrants and 31,600 shares of Common Stock issuable upon the exercise of stock options, in each case which are currently exercisable or will become exercisable within 60 days hereof), which represents 7.4% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014 plus the shares of Common Stock that would be issued upon the exercise of such warrants and stock options.

(b)                                 Dr. Barer has sole voting and dispositive power with respect to all of the shares of Common Stock that he beneficially owns.

(c)                                  Dr. Barer effected no transactions in the Company’s Common Stock or other equity securities during the last 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Dr. Barer is not currently a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, other than the agreement evidencing his outstanding warrant and the agreements evidencing his outstanding stock options.

The warrant and form of the option agreement governing Dr. Barer’s stock options are being filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Schedule 13D and are incorporated herein by this reference.

The former Convertible Bridge Notes are being filed as Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 to this Schedule 13D and are incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Warrant, dated June 6, 2014, issued by RestorGenex Corporation to Sol J. Barer, Ph.D. (filed herewith).

99.2	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)).

99.3	Secured Convertible Promissory Note, dated August 9, 2013, in the principal amount of $500,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D. (filed herewith).

99.4

Secured Convertible Promissory Note, dated December 19, 2013, in the principal amount of $150,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D. (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2013 (SEC File No. 0-24477)).

99.5

Secured Convertible Promissory Note, dated February 4, 2014, in the principal amount of $150,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D. (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 7, 2014 (SEC File No. 0-24477)).

99.6

Secured Convertible Promissory Note, dated March 19, 2014, in the principal amount of $250,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D. (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 21, 2014 (SEC File No. 0-24477)).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014.

/s/ Sol J. Barer, Ph.D.
Sol J. Barer, Ph.D.

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Warrant, dated June 6, 2014, issued by RestorGenex Corporation to Sol J. Barer, Ph.D.	Filed herewith

99.2	Form of Stock Option Agreement	Incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)

99.3	Secured Convertible Promissory Note, dated August 9, 2013, in the principal amount of $500,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D.	Filed herewith

99.4	Secured Convertible Promissory Note, dated December 19, 2013, in the principal amount of $150,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D.	Incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on December 27, 2013 (SEC File No. 0-24477)

99.5	Secured Convertible Promissory Note, dated February 4, 2014, in the principal amount of $150,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D.	Incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 7, 2014 (SEC File No. 0-24477)

99.6	Secured Convertible Promissory Note, dated March 19, 2014, in the principal amount of $250,000 issued by Stratus Media Group, Inc. to Sol J. Barer, Ph.D.	Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 21, 2014 (SEC File No. 0-24477)